EXHIBIT 23.1

KPMG LLP

Mission Towers I

Suite 100

3975 Freedom Circle Drive

Santa Clara, CA 95054

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dolby Laboratories, Inc.:

We consent to the use of our report dated November 18, 2016, with respect to the consolidated balance sheets of Dolby Laboratories Inc. and subsidiaries as of September 30, 2016 and September 25, 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2016, and the effectiveness of internal control over financial reporting as of September 30, 2016, incorporated herein by reference.

(signed) KPMG LLP

San Francisco, California

February 13, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.